[LETTERHEAD OF SICHENZIA ROSS FRIEDMAN FERENCE LLP]

April 20, 2006

VIA EDGAR AND
FACSIMILE (202) 772-9218
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief
Tom Jones, Esq.

Re:	Phantom Fiber Corporation
Registration Statement on Form SB-2
Filed February 13, 2006
File No. 333-131808

Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 24, 2006 relating to the above reference filing of Phantom Fiber Corporation (the “Company”). On behalf of the Company, we respond as follows.

General

1.	Before requesting acceleration of the effective date of this registration statement, please resolve all comments in our February 8, 2006 letter to you.

Response

The Company acknowledges this comment and will not request acceleration of the effective date of the registration statement until all comments in the Staff’s February 8, 2006 comment letter are resolved.

2.	Please update the financial information to cover your most recently completed fiscal year.

Response

On April 20, 2006 the Company filed Amendment No. 1 to its Form SB-2 registration statement to update the financial information covering the most recently completed fiscal year.

Securities and Exchange Commission
April 20, 2006

We trust that the foregoing appropriately addresses the issues raised by the Staff’s comment letter. Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ David Schubauer David Schubauer